FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 5, 2012 regarding delisting schedule from New York Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 5, 2012	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Delisting Schedule from

New York Stock Exchange

Tokyo, April 5, 2012 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the delisting schedule from the New York Stock Exchange, or the NYSE, notifying to the NYSE on April 5, 2012 (Eastern Standard Time in the U.S.) applying for voluntary delisting of its American Depositary Shares, or ADSs, in connection with its announcement on March 30, 2012 relating to its intention of delisting from the NYSE.

1. Delisting schedule (Eastern Standard Time in the U.S.)

April 5, 2012 (Thu.)	Notice to the NYSE applying for voluntary delisting
April 16, 2012 (Mon.)	Submission of a Form 25 for delisting from the NYSE
April 27, 2012 (Fri.)	Effective date of delisting from the NYSE

Concurrently with the delisting, Hitachi plans to submit a Form 15F to the U.S. Securities and Exchange Commission for termination of registration of its ADSs and its reporting obligations under the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder.

2. Maintaining a sponsored ADR program

Hitachi intends to maintain its American Depositary Receipt program in the United States, and therefore anticipates that its ADSs will continue to be traded on the U.S. over-the-counter market.

3. Stock Exchanges on which Hitachi will maintain its listing

Tokyo, Osaka and Nagoya

(Hitachi plans to delist its shares from Fukuoka and Sapporo.)

4. Contact information for inquiries regarding Hitachi’s ADSs

Citibank Shareholder Services

Tel:	U.S.A. 1-877-248-4237 (toll free)
International +1-781-575-4555
E-mail:	citibank@shareholders-online.com

Shareholder Service Representatives are available Monday through Friday, from 8:30 a.m. to 6:00 p.m. (Eastern Standard Time in the U.S.).

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About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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